The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant To Rule 424(b)(5)
Registration Statement No. 333-127930
Subject to Completion
Prospectus Supplement dated October 3, 2005
PROSPECTUS SUPPLEMENT
(To Prospectus dated October 3, 2005)
4,000,000 Shares
Common Stock
         We are offering 4,000,000 shares of our common stock.
Our common stock is listed on The Nasdaq National Market under the symbol “DVAX.” The last reported sale price of our common stock on The Nasdaq National Market on September 30, 2005 was $6.70 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, Before expenses, to Dynavax	$	$

      The underwriters may also purchase up to an additional 600,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any overallotments. If the overallotment option is exercised in full, we will receive additional proceeds, before expenses, of $          .
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
The shares will be ready for delivery on or about                     , 2005.
Bear, Stearns & Co. Inc.

CIBC World Markets	Pacific Growth Equities, LLC
The date of this prospectus supplement is                     , 2005.

      You should rely only on the information contained in this prospectus supplement or contained in or incorporated by reference in the accompanying prospectus to which we have referred you. We have not authorized anyone to provide you with information that is different. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information About Dynavax And This Offering” in the prospectus.
      We are offering to sell, and are seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

i

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.
      If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.
      We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.
      Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Dynavax,” “we,” “us” and “our” refer to Dynavax Technologies Corporation.
      Dynavax Technologies is a registered trademark of Dynavax Technologies Corporation. We have also filed trademark registrations for TOLAMBA and HEPLISAV. This prospectus supplement and the accompanying prospectus also includes trademarks, trade names and service marks of other companies. Use by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” contained in this prospectus supplement and the financial statements incorporated by reference in the accompanying prospectus, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ overallotment option.
About Dynavax Technologies Corporation
      We discover, develop and intend to commercialize innovative products to treat and prevent allergies, infectious diseases, cancer and chronic inflammatory diseases. Our clinical development programs are based on immunostimulatory sequences (ISS), which are short DNA sequences that we believe enhance the ability of the immune system to fight disease and control chronic inflammation. ISS are agonists of toll-like receptor-9 (TLR-9), which plays a key role in regulating immune system responses. Depending on the indication for which ISS is being explored as a therapy, we can administer ISS in different ways: ISS linked to allergens, ISS linked to or combined with antigens and ISS delivered alone. Our most advanced clinical programs are TOLAMBA, a ragweed allergy immunotherapeutic, and HEPLISAV, a hepatitis B (HBV) vaccine. We have completed Phase II trials of TOLAMBA, and are currently completing a two-year Phase IIb clinical trial. In 2005, we initiated a clinical trial in ragweed allergic children designed to support our pivotal Phase III program. In 2005, we initiated the first of two large-scale, pivotal Phase III clinical trials of HEPLISAV, and anticipate initiating the second pivotal Phase III trial in 2006. We also have ongoing programs in cancer and asthma.
Lead Product Candidates
      Our lead product candidates, which are based on our proprietary ISS, address large market segments and we believe they provide significant advantages over current therapies. Our lead product candidates include:

TOLAMBA: Immunotherapeutic for Ragweed Allergy
      TOLAMBA is a novel injectable product candidate to treat ragweed allergy that consists of ISS linked to the purified major allergen of ragweed, called Amb a 1.
      We believe that allergy represents a major market opportunity for enhanced immunotherapy offerings. The worldwide allergy therapies market is a multi-billion dollar market with symptomatic treatments making up the vast majority of this market. Our strategy is to develop product candidates based on our proprietary ISS technology that address different types of allergies across different markets. Ragweed allergy, the indication for TOLAMBA, is the most common allergy in the United States, representing approximately 30 million of the 40 million allergics in the United States. A significant proportion of ragweed allergy sufferers have moderate to severe symptoms and represent a target population for pharmacotherapy and conventional immunotherapy. In addition to the health problems directly associated with allergies, many sufferers also develop additional health problems and it is estimated that a significant percentage of those who suffer from allergic rhinitis progress to asthma. Asthma is highly prevalent in children and there is a need for a safer and more effective therapy to prevent the “allergic march” from allergy to asthma.
      Current allergy immunotherapy regimens present significant compliance challenges since they typically require 60 to 90 injections over a period of up to five years. Unlike the most commonly-used medicines for seasonal allergic rhinitis, TOLAMBA targets the underlying cause of seasonal allergic rhinitis caused by ragweed and offers a more convenient six-week treatment regimen and potentially longer-lasting therapeutic results. In previously completed clinical trials, TOLAMBA has demonstrated the ability to reduce allergy symptoms and the use of allergy medications while improving quality of life.

      Our clinical and regulatory strategy for TOLAMBA is to demonstrate safety and efficacy in a broad age range of allergy sufferers. We anticipate having final results from the Phase IIb clinical trial in the first quarter of 2006. The primary endpoint of this 462 patient trial is reduction in nasal symptom scores after the second ragweed season. Pending the final results of the Phase IIb study and the outcome of discussions with the U.S. Food and Drug Administration (FDA), we plan to initiate a large-scale pivotal Phase III clinical trial in early 2006. In June 2005, we initiated a Phase III clinical trial of TOLAMBA in ragweed allergic children, aged 6-15 years, designed to support the pivotal Phase III trial.
      We plan to conduct a pivotal Phase III trial in approximately 800-1000 subjects. The endpoint of this trial is reduction in nasal symptom scores. We anticipate that the trial will be designed with a two-year primary endpoint. Subject to FDA approval of the pivotal Phase III trial design, including a one-year interim analysis yielding positive interim results, we could be in a position to apply for registration in late 2007. Positive results from the ongoing trial with ragweed allergic children could be part of our filing as well. Positive data from this pediatric trial could enable us to establish efficacy in an additional target population, and may allow us to expand the potential labeling for TOLAMBA, should it receive marketing approval from the FDA.

HEPLISAV: Enhanced Hepatitis B Vaccine
      HEPLISAV combines our proprietary ISS co-administered with HBV surface antigen (HBsAg), designed to significantly enhance the level, speed and longevity of protection against hepatitis B infection.
      Hepatitis B is a common chronic infectious disease with an estimated 350 million chronic carriers worldwide. HBV is a major cause of acute and chronic viral hepatitis, with effects ranging from asymptomatic infection to liver failures, cancer and death. Vaccination is critical to managing the spread of the disease. Annual sales of hepatitis B vaccines in 2003 were approximately $1 billion globally. Current vaccination regimens require three doses over a six-month period. Compliance with the current vaccination regimen is a significant challenge, as many patients fail to receive all three doses. According to a survey of U.S. adolescents and adults published by the Centers for Disease Control, only 30% of those patients who began vaccine therapy received the third dose. Consequently, an unacceptably large number of individuals who start the vaccination regimen remain susceptible to infection. In addition, certain populations are particularly in need of vaccination due to their high risk of HBV infection, including people with compromised immune systems, such as people undergoing kidney dialysis, HIV-positive and hepatitis C virus-positive subjects, as well as professionals facing an occupational risk of HBV infection.
      In clinical trials to date, HEPLISAV has demonstrated superior seroprotection compared to GlaxoSmithKline’s Engerix-B, the current leading HBV vaccine. Results have shown that HEPLISAV has been able to reduce both the time and number of injections required to achieve a protective hepatitis B antibody response. We believe this is due to the potent immune-enhancing properties of ISS.
      Statistically significant results from a double-blind Phase II clinical trial in healthy adults (aged 18 to 28 years) conducted in 2004 showed that HEPLISAV induced a more robust and durable antibody response than Engerix-B. Results from this trial demonstrated that protective antibody responses were achieved faster (two vaccinations over two months compared to three over six months) and were maintained longer with HEPLISAV than with Engerix-B. Recipients of HEPLISAV more rapidly achieved seroprotection after each dose when compared to Engerix-B (79% and 100% seroprotection one month after one and two doses administered over one month, respectively, compared to 12% and 64% for the Engerix-B-treated group). The 100% seroprotection achieved by the HEPLISAV-treated group after only two doses was sustained more than one year later. The Engerix-B treated group required three doses to achieve 98% seroprotection, which fell to 90% six months later.
      Earlier this year, we completed a Phase IIb trial in Singapore in subjects aged 40 to 70 years who are more difficult to immunize with conventional vaccines. Results from the final analysis of the Phase IIb trial showed that our vaccine demonstrated statistically significant superiority in protective antibody response and robustness of protective effect after three vaccinations when compared to GlaxoSmithKline’s Engerix-B vaccine.

We intend to present the full results from this clinical trial in December 2005 at the 45th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) in Washington, DC.
      In June 2005, we initiated the first of two large-scale, double-blind pivotal Phase III clinical trials. The first Phase III trial is being conducted in an older, more difficult to immunize population, and will enroll more than 400 seronegative adults, aged 40 to 70 years, at study sites in Asia. The primary endpoint is seroprotection four weeks after the third vaccination (administered at month seven). We expect to have results from this trial in the second half of 2006. In the first half of 2006, we anticipate initiating a second pivotal Phase III trial in Canada and Europe. This trial will enroll approximately 400 seronegative subjects, aged 15 to 39 years. The primary endpoint will be seroprotection four weeks after the second vaccination. We are also planning to conduct trials in other target populations, including dialysis patients, and, potentially, HIV-positive and hepatitis C virus-positive subjects, in Canada and Europe, and potentially in the United States.
      We believe that HEPLISAV could represent a potential new standard of care with respect to HBV vaccines, especially for populations that are at high risk. We plan to focus our commercial efforts on target populations for whom the clinical need for an enhanced vaccine is greatest and where we believe we can achieve a significant commercial return. Our clinical strategy is to demonstrate superior safety and efficacy in sufficient numbers of subjects and in multiple geographies where the vaccine can potentially be used. We expect our registration strategy will target selected markets where we believe we can achieve significant market share with competitive pricing.

Potential for Therapeutic Franchises
      We believe that our first-generation programs are the cornerstones of our strategy to build commercially valuable and therapeutically important franchises in cancer, inflammation, allergy immunotherapy and enhanced vaccines.
      Cancer. We are evaluating the potential of ISS to enhance the effect of monoclonal antibodies in cancer therapies. This strategy has been shown to be effective in preclinical models using various anticancer monoclonal antibodies. We have conducted an open-label Phase I, dose-escalation trial of ISS in combination with Rituximab in 20 patients with Non-Hodgkin’s lymphoma (NHL). Results of this study showed dose dependent pharmacological activity without significant toxicity.
      A follow-up Phase II trial of ISS with Rituximab in NHL is currently underway in 30 patients with histologically confirmed CD20+, B-cell follicular NHL who have received at least one previous treatment regimen for lymphoma. The primary objective is to assess the proportion of patients who are alive and without disease progression one year after initiating Rituximab therapy. Mechanistic studies will be performed to characterize the enhancement of antitumor activity by ISS.
      Asthma. We have an inhaled therapeutic product candidate for treatment of asthma, which has completed a Phase IIa trial. We intend to perform additional preclinical work to optimize the route of administration and regimen for the asthma clinical program.
      Allergy. Our strategy is to establish an ISS-based franchise in seasonal allergy immunotherapy. As TOLAMBA progresses through clinical development, we intend to produce similar ISS-allergen linked product candidates for the treatment of other major allergies, including peanut, grass and cedar tree allergies. These programs are currently in the preclinical stage of development.
      Vaccines. We believe ISS based vaccines have the potential to confer higher levels of immunity more quickly and effectively than currently available vaccines. We are currently developing ISS based anthrax and influenza vaccines. These programs are currently in the preclinical stage of development.

Our Strategy
      Our goal is to become a leading immunotherapy company focused on discovering, developing and commercializing novel vaccines and treatments for allergies, infectious diseases, cancer and chronic inflammatory diseases. The key elements of our business strategy include:

•	Advancing our lead product candidates through development, regulatory approval and into commercialization;

•	Continuing to implement our franchise-building strategy by leveraging our ISS technology to advance our product portfolio focused on allergies, infectious diseases, cancer, and chronic inflammatory diseases;

•	Continuing the development of our proprietary technologies to support advancement of next generation product candidates; and

•	Selectively establishing corporate collaborations with global pharmaceutical and biotechnology companies to assist in the development and commercialization of our products while retaining significant commercial rights.
Corporate Information
      We were incorporated in California in August 1996 under the name Double Helix Corporation, and we changed our name to Dynavax Technologies Corporation in September 1996. We reincorporated in Delaware in 2001. Our principal offices are located at 2929 Seventh Street, Suite 100, Berkeley, California 94710-2753. Our telephone number is (510) 848-5100. Our Internet address is www.dynavax.com. The information on our website is not incorporated by reference into this prospectus supplement, and you should not consider it part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered by Dynavax	4,000,000 shares

Common stock to be outstanding after this offering	28,757,438 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including clinical trials, research and development expenses and general and administrative expenses.

The Nasdaq National Market symbol	DVAX
      The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of September 15, 2005, which was 24,757,438 shares. This number does not include:

•	an aggregate of 2,477,195 shares of common stock issuable upon the exercise of options outstanding as of September 15, 2005 at a weighted average exercise price of $4.40 per share;

•	an additional 2,957,981 shares of common stock reserved for issuance as of September 15, 2005 under our 2004 Stock Incentive Plan;

•	461,308 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan as of September 15, 2005; and

•	84,411 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $6.18 per share.
      Unless otherwise stated, the information contained in this prospectus supplement assumes no exercise of the underwriter’s overallotment option.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference in the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.
Risks Related to Our Business
We have incurred substantial losses since inception and do not have any commercial products that generate revenue.
      We have experienced significant operating losses in each year since our inception in August 1996. To date, our revenue has resulted from a collaboration agreement with UCB Farchim, S.A., (UCB) and government and private agency grants. The UCB collaboration agreement ended in March 2005. The grants are subject to annual review based on the achievement of milestones and other factors and will terminate in January 2007 at the latest. Our accumulated deficit was $98.8 million as of June 30, 2005, and we anticipate that we will incur substantial additional operating losses for the foreseeable future. These losses have been, and will continue to be, principally the result of the various costs associated with our research and development activities. We expect our losses to increase primarily as a consequence of our continuing product development efforts.
      We do not have any products that generate revenue. We began a Phase IIb trial for TOLAMBA, an immunotherapy for ragweed allergy, and a Phase IIb trial for HEPLISAV, both in 2004. In 2005, we initiated a trial of TOLAMBA in ragweed allergic children designed to support our pivotal Phase III program and initiated a pivotal Phase III trial for HEPLISAV. These and our other product candidates may never be commercialized, and we may never generate product-related revenue. Our ability to generate product revenue depends upon:

•	demonstrating in clinical trials that our product candidates are safe and effective, in particular, in the planned Phase III trials for TOLAMBA, the current Phase III trial of HEPLISAV, the planned additional Phase III trials in HEPLISAV;

•	obtaining regulatory approvals for our product candidates in the United States and international markets;

•	entering into collaborative relationships on commercially reasonable terms for the development, manufacturing, sales and marketing of our product candidates, and then successfully managing these relationships; and

•	obtaining commercial acceptance of our products, in particular TOLAMBA and HEPLISAV.
      If we are unable to generate revenues or achieve profitability, we may be required to significantly reduce or discontinue our operations or raise additional capital under adverse circumstances.
If we are unable to secure additional funding, we will have to reduce or discontinue operations.
      We believe our existing capital resources will be adequate to satisfy our capital needs for at least the next twelve months. Because of the significant time and resources it will take to develop our product candidates, potentially commercialize them and generate revenues, we may require substantial additional capital resources in order to continue our operations, and any such funding may not cover our costs of operations. In the event we change our development plans or clinical programs, we may need additional capital sooner than we currently anticipate.
      We expect capital outlays and operating expenditures to increase over the next several years as we expand our operations. We may be unable to obtain additional capital from financing sources or from agreements with collaborators on acceptable terms, or at all. If at any time sufficient capital is not available, we may be required to delay, reduce the scope of, or eliminate some or all of our research, preclinical or clinical programs or discontinue our operations.
All of our product candidates are unproven, and our success depends on our product candidates being approved through uncertain and time-consuming regulatory processes. Failure to prove our products safe and effective in clinical trials and obtain regulatory approvals could require us to discontinue operations.
      None of our product candidates has been proven safe and effective in clinical trials or approved for sale in the United States or any foreign market. Any product candidate we develop is subject to extensive regulation by federal, state and local governmental authorities in the United States, including the FDA, and by foreign regulatory agencies. Our success is primarily dependent on our ability to obtain regulatory approval for TOLAMBA, our ragweed allergy product candidate, and HEPLISAV, our hepatitis B vaccine product candidate. Approval processes in the United States and in other countries are uncertain, take many years and require the expenditure of substantial resources. Product development failure can occur at any stage of clinical trials and as a result of many factors, many of which are not under our control.
      We will need to demonstrate in clinical trials that each product candidate is safe and effective before we can obtain the necessary approvals from the FDA and foreign regulatory agencies. We initiated a two-year, multi-site Phase IIb trial in the first quarter of 2004 in the United States for TOLAMBA. We currently expect data from this trial in the early part of 2006; however, we cannot guarantee that results from this trial will be positive. If we do not obtain positive data from this trial, and pending the outcome of discussions with the FDA, we may be delayed or prevented from initiating our planned pivotal Phase III trial for TOLAMBA in early 2006. We initiated a trial of TOLAMBA in ragweed allergic children designed to support our pivotal Phase III program. We have initiated a pivotal Phase III trial for HEPLISAV in Asia. We anticipate initiating a second pivotal Phase III trial for HEPLISAV in Canada and Europe in the first half of 2006. The FDA or foreign regulatory agencies may require us to conduct additional clinical trials prior to approval in their jurisdictions.
      Many new drug candidates, including many drug candidates that have completed Phase III clinical trials, have shown promising results in early clinical trials and subsequently failed to establish sufficient safety and efficacy to obtain regulatory approval. Despite the time and money expended, regulatory approvals are never guaranteed. Failure to complete clinical trials and prove that our products are safe and effective would have a material adverse effect on our ability to eventually generate revenues and could require us to reduce the scope of or discontinue our operations.
Our clinical trials may be suspended, delayed or terminated at any time. Even short delays in the commencement and progress of our trials may lead to substantial delays in the regulatory approval process for our product candidates, which will impair our ability to generate revenues.
      We may suspend or terminate clinical trials at any time for various reasons, including regulatory actions by the FDA or foreign regulatory agencies, actions by institutional review boards, failure to comply with good clinical practice requirements and concerns regarding health risks to test subjects. In addition, our ability to conduct clinical trials for some of our product candidates, notably TOLAMBA, is limited due to the seasonal nature of ragweed allergy. Even a small delay in a trial for any product candidate could require us to delay commencement of the trial until the next appropriate season, which could result in a delay of an entire year. For example, if we are unable to initiate our Phase III program for TOLAMBA by mid 2006, we will not obtain the necessary data to permit us to file for registration in late 2007. Accordingly, the earliest we would be able to file for registration is late 2008. Consequently, we may experience additional delays in obtaining regulatory approval for these product candidates.
      Suspension, termination or unanticipated delays of our clinical trials for TOLAMBA or HEPLISAV may:

•	adversely affect our ability to commercialize or market any product candidates we may develop;

•	impose significant additional costs on us;

•	potentially diminish any competitive advantages that we may attain;

•	adversely affect our ability to enter into collaborations, receive milestone payments or royalties from potential collaborators;

•	cause us to abandon the development of the affected product candidate; or

•	limit our ability to obtain additional financing on acceptable terms, if at all.
If third parties successfully assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and delay or prevent development or commercialization of our product candidates.
      We may be exposed to future litigation by third parties based on claims that our product candidates, proprietary technologies or the licenses on which we rely, infringe their intellectual property rights, or we may be required to enter into litigation to enforce patents issued or licensed to us or to determine the scope or validity of another party’s proprietary rights. If we become involved in any litigation, interference or other administrative proceedings related to our intellectual property or the intellectual property of others, we will incur substantial expenses and it will divert the efforts of our technical and management personnel. Others may succeed in challenging the validity of our issued and pending claims.
      Two of our potential competitors relative to HEPLISAV, Merck and GlaxoSmithKline, are exclusive licensees of broad patents covering hepatitis B surface antigen. In addition, the Institute Pasteur also owns or has exclusive licenses to patents covering hepatitis B surface antigen. While some of these patents have expired or will soon expire outside of the United States, they remain in force in the United States and are likely to be in force when we commercialize HEPLISAV or a similar product in the United States. To the extent we were to commercialize HEPLISAV in the United States, Merck and/or GlaxoSmithKline or the Institute Pasteur may bring claims against us.
      If we are unsuccessful in defending or prosecuting our issued and pending claims or in defending potential claims against us, for example, as may arise to the extent we were to commercialize HEPLISAV or any similar product candidate in the United States, we could be required to pay substantial damages and we may be unable to commercialize our product candidates or use our proprietary technologies unless we obtain a license from these or other third parties. A license may require us to pay substantial royalties, require us to grant a cross-license to our technology or may not be available to us on acceptable terms or on any terms. In addition, we may be required to redesign our technology so it does not infringe a third party’s patents, which may not be possible or could require substantial funds and time. Any of these outcomes may require us to change our business strategy and could reduce the value of our business.
      Another of our potential competitors, Coley Pharmaceutical Group (Coley), has issued U.S. patent claims, as well as patent claims pending with the U.S. Patent and Trademark Office, that, if held to be valid, could require us to obtain a license in order to commercialize one or more of our formulations of ISS in the United States, including TOLAMBA and HEPLISAV. In December 2003 the U.S. Patent and Trademark Office declared an interference to resolve first-to-invent disputes between a patent application filed by the Regents of the University of California, which is exclusively licensed to us, and an issued U.S. patent owned by Coley relating to immunostimulatory DNA sequences. The declaration of interference named the Regents of the University of California as senior party, indicating that a patent application filed by the Regents of the University of California and licensed to us was filed prior to a patent application owned by Coley that led to an issued U.S. patent. The interference provides the first forum to challenge the validity and priority of certain of Coley’s patents. On March 10, 2005, the U.S. Patent and Trademark Office issued a decision in the interference which did not address the merits of the case, but dismissed it on a legal technicality related to the timing of Dynavax’s filing of its claims and request for interference. Dynavax has appealed this non-final decision. If we prevail in the appeal, we will be able to continue the interference to address the merits of the case. If we prevail in the interference proceeding, it would establish our founders as the inventors of the inventions in dispute. However, even a favorable outcome in the interference would not prevent Coley from asserting its other patents or patent claims, that were not the subject of the interference, against our ISS products, which could harm our ability to commercialize those products. If we do not prevail in the interference proceeding, we may not be able to obtain patent protection on the subject matter of the interference, which would have a material adverse impact on our business. In addition, if Coley prevails in the interference, it may seek to enforce its rights under issued claims, including, for example, by suing us for patent infringement. Consequently, we may need to obtain a license to issued and/or pending claims held by Coley by paying cash, granting royalties on sales of our products or offering rights to our own proprietary technologies. Such a license may not be available to us on acceptable terms, if at all.
If we receive regulatory approval for our product candidates, we will be subject to ongoing FDA and foreign regulatory obligations and continued regulatory review, which may be costly and subject us to various enforcement actions.
      Any regulatory approvals that we receive for our product candidates are likely to contain requirements for post-marketing follow-up studies, which may be costly. Product approvals, once granted, may be modified, resulting in limitations on our labeling indications or marketing claims, or withdrawn completely if problems occur after commercialization. Thus, even if we receive FDA and other regulatory approvals, our product candidates may later exhibit qualities that limit or prevent their widespread use or that force us to withdraw those products from the market.
      In addition, we or our contract manufacturers will be required to adhere to federal regulations setting forth current good manufacturing practice. The regulations require that our product candidates be manufactured and our records maintained in a prescribed manner with respect to manufacturing, testing and quality control activities. Furthermore, we or our contract manufacturers must pass a pre-approval inspection of manufacturing facilities by the FDA and foreign regulatory agencies before obtaining marketing approval and will be subject to periodic inspection by the FDA and corresponding foreign regulatory agencies under reciprocal agreements with the FDA. Further, to the extent that we contract with third parties for the manufacture of our products, our ability to control third-party compliance with FDA requirements will be limited to contractual remedies and rights of inspection.
      Failure to comply with regulatory requirements could prevent or delay marketing approval or require the expenditure of money or other resources to correct. Failure to comply with applicable requirements may also result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution, any of which could be harmful to our ability to generate revenues and our stock price.
Our product candidates in clinical trials rely on a single lead ISS compound, 1018 ISS, and most of our earlier stage programs rely on ISS-based technology. Serious adverse safety data relating to either 1018 ISS or other ISS-based technology may require us to reduce the scope of or discontinue our operations.
      Our product candidates in clinical trials are based on 1018 ISS, and substantially all of our research and development programs use ISS-based technology. If any of our product candidates in clinical trials produce serious adverse safety data, we may be required to delay or discontinue all of our clinical trials. In addition, as all of our clinical product candidates contain 1018 ISS, potential collaborators may also be reluctant to establish collaborations for our products in distinct therapeutic areas due to the common safety risk across therapeutic areas. If adverse safety data are found to apply to our ISS-based technology as a whole, we may be required to discontinue our operations.
A key part of our business strategy is to establish collaborative relationships to commercialize and fund development of our product candidates. We may be unsuccessful in establishing and managing collaborative relationships, which may significantly limit our ability to develop and commercialize our products successfully, if at all.
      We will need to establish collaborative relationships to obtain domestic and international sales, marketing and distribution capabilities for our product candidates. We also intend to enter into collaborative relationships to provide funding to support our research and development programs. We have established a collaborative relationship with Berna Biotech for HEPLISAV, a prophylactic vaccine, and for hepatitis B therapeutic product candidates. Our collaboration agreement with UCB for TOLAMBA and for grass allergy immunotherapy ended in March 2005. Future collaboration revenue will depend on our ability to enter into new collaborative relationships.
      The process of establishing collaborative relationships is difficult, time-consuming and involves significant uncertainty. Moreover, even if we do establish collaborative relationships, our collaborators may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.
We rely on third parties to supply component materials necessary for our clinical product candidates and manufacture product candidates for our clinical trials. Loss of these suppliers or manufacturers, or failure to replace them may delay our clinical trials and research and development efforts and may result in additional costs, which would preclude us from producing our product candidates on commercially reasonable terms.
      We rely on a number of third parties for the multiple steps involved in the manufacturing process of our product candidates, including, for example, the manufacture of the antigens and ISS, the component materials that are necessary for our product candidates, the combination of the antigens and ISS, and the fill and finish. Termination or interruption of these relationships may occur due to circumstances that are outside our control, resulting in higher cost or delays in our product development efforts.
      We and these third parties are required to comply with applicable current FDA good manufacturing practice regulations and similar requirements in Canada and other foreign countries. If one of these parties fails to maintain compliance with these regulations, the production of our product candidates could be interrupted, resulting in delays and additional costs. Additionally, these third parties must pass a preapproval inspection before we can obtain regulatory approval for any of our product candidates.
      In particular, we have relied on a single supplier to produce our ISS for clinical trials. ISS is a critical component of both of TOLAMBA and HEPLISAV. To date, we have manufactured only small quantities of ISS ourselves for research purposes. If we were unable to maintain or replace our existing source for ISS, we would have to establish an in-house ISS manufacturing capability, incurring increased capital and operating costs and delays in commercializing our product candidates. We or other third parties may not be able to produce ISS at a cost, quantity and quality that are available from our current third-party supplier.
      In addition, we do not currently have a contract manufacturer for TOLAMBA or sufficient TOLAMBA to supply our potential commercial needs. We are currently manufacturing supplies of TOLAMBA for the second year of our current Phase III clinical trial in ragweed allergic children. We intend to enter into manufacturing agreements with one or more commercial-scale contract manufacturers to produce additional supplies of TOLAMBA as required for new clinical trials and commercialization. If we are unable to complete such agreements, we would have to establish an internal commercial scale manufacturing capability for TOLAMBA, incurring increased capital and operating costs, delays in the commercial development of TOLAMBA and higher manufacturing costs than we have experienced to date.

We have or intend to contract with one or more third parties to conduct our clinical trials for TOLAMBA and HEPLISAV. If these third parties do not carry out their contractual obligations or meet expected deadlines, our planned clinical trials may be delayed and we may fail to obtain the regulatory approvals necessary to commercialize TOLAMBA or HEPLISAV.
      We are unable to independently conduct our planned clinical trials for TOLAMBA or HEPLISAV, and we have or intend to contract with third party contract research organizations to manage and conduct these trials. If these third parties do not carry out their contractual duties or obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to failure to adhere to our clinical protocols or for other reasons, our planned clinical trials may be extended, delayed or terminated. Any extension, delay or termination of our trials would delay our ability to commercialize TOLAMBA or HEPLISAV and generate revenues.
If any products we develop are not accepted by the market or if regulatory agencies limit our labeling indications or marketing claims, we may be unable to generate significant revenues, if any.
      We do not anticipate that any of our product candidates will be commercially available until 2008 at the earliest, if at all. Furthermore, even if we obtain regulatory approval for our product candidates and are able to successfully commercialize them, our product candidates may not gain market acceptance among physicians, patients, health care payors and the medical community. The FDA or other regulatory agencies could limit the labeling indication for which our product candidates may be marketed or could otherwise constrain our marketing claims, reducing our or our collaborators’ ability to market the benefits of our products to particular patient populations. If we are unable to successfully market any approved product candidates, or are limited in our marketing efforts by regulatory limits on labeling indications or marketing claims, our ability to generate revenues could be significantly impaired.
      In particular, treatment with TOLAMBA, if approved, will require a series of injections, and we expect that some of the patients that currently take oral or inhaled pharmaceutical products to treat their allergies would not consider using our product. We believe that market acceptance of TOLAMBA will also depend on our ability to offer competitive pricing, increased efficacy and improved ease of use as compared to existing or potential new allergy treatments.
      We may seek partners for purposes of commercialization of HEPLISAV in selected markets worldwide in addition to or as a replacement for our current collaborative partner, Berna Biotech. Berna Biotech has an exclusive option to commercialize HEPLISAV and therapeutic product candidates. Marketing challenges vary by market and could limit or delay acceptance in any particular country. We believe that market acceptance of HEPLISAV will depend on our ability to offer increased efficacy and improved ease of use as compared to existing or potential new hepatitis B vaccine products.
We face uncertainty related to coverage, pricing and reimbursement and the practices of third party payors, which may make it difficult or impossible to sell our product candidates on commercially reasonable terms.
      In both domestic and foreign markets, our ability to generate revenues from the sales of any approved product candidates in excess of the costs of producing the product candidates will depend in part on the availability of reimbursement from third party payors. Existing laws affecting the pricing and coverage of pharmaceuticals and other medical products by government programs and other third party payors may change before any of our product candidates are approved for marketing. In addition, third party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty therefore exists as to coverage and reimbursement levels for newly approved health care products, including pharmaceuticals. Because we intend to offer products, if approved, that involve new technologies and new approaches to treating disease, the willingness of third party payors to reimburse for our products is particularly uncertain. We will have to charge a price for our products that is sufficiently high to enable us to recover the considerable capital resources we have spent and will continue to spend on product development. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a return on our investment in product development. If it becomes apparent, due to changes in coverage or pricing of pharmaceuticals in our market or a lack of reimbursement, that it will be difficult, if not impossible, for us to generate revenues in excess of costs, we will need to alter our business strategy significantly. This could result in significant unanticipated costs, harm our future prospects and reduce our stock price.
Many of our competitors have greater financial resources and expertise than we do. If we are unable to successfully compete with existing or potential competitors despite these disadvantages we may be unable to generate revenues and our business will be harmed.
      We compete with many companies and institutions, including pharmaceutical companies, biotechnology companies, academic institutions and research organizations, in developing alternative therapies to treat or prevent allergy, infectious diseases, asthma and cancer, as well as those focusing more generally on the immune system. Competitors may develop more effective, more affordable or more convenient products or may achieve earlier patent protection or commercialization of their products. These competitive products may render our product candidates obsolete or limit our ability to generate revenues from our product candidates. Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than we do.
      TOLAMBA, if approved, will compete directly with conventional allergy shots and indirectly with antihistamines, corticosteroids and anti-leukotriene agents, used to treat seasonal allergy symptoms, including those produced by GlaxoSmithKline Plc, Merck & Co., Inc. and AstraZeneca Plc. Since our TOLAMBA ragweed allergy treatment would require a series of injections, we expect that some patients that currently take oral or inhaled pharmaceutical products to treat their allergies would not consider our product.
      HEPLISAV, if approved, will compete with existing vaccines produced by GlaxoSmithKline Plc and Merck & Co., Inc., among others.
      Existing and potential competitors may also compete with us for qualified scientific and management personnel, as well as for technology that would be advantageous to our business. If we are unable to compete with existing and potential competitors we may not be able to obtain financing, sell our product candidates or generate revenues.
We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees would affect our ability to develop and commercialize our product candidates and achieve our objectives.
      We are highly dependent on the principal members of our management, operations and scientific staff, including our Chief Executive Officer, Dino Dina. We experience intense competition for qualified personnel. Our future success also depends in part on the continued service of our executive management team, key scientific and management personnel and our ability to recruit, train and retain essential scientific personnel for our drug discovery and development programs, including those who will be responsible for overseeing our preclinical testing and clinical trials as well as for the establishment of collaborations with other companies. If we lose the services of any of these people, our research and product development goals, including the identification and establishment of key collaborations, operations and marketing efforts could be delayed or curtailed.
We intend to develop, seek regulatory approval for and market our product candidates outside the United States, requiring a significant commitment of resources. Failure to successfully manage our international operations could result in significant unanticipated costs and delays in regulatory approval or commercialization of HEPLISAV and therapeutic product candidates.
      We plan to introduce HEPLISAV initially in various markets outside the United States. Developing, seeking regulatory approval for and marketing our product candidates outside the United States could impose substantial burdens on our resources and divert management’s attention from domestic operations. We may also conduct operations in other foreign jurisdictions.
      International operations are subject to risk, including:

•	the difficulty of managing geographically distant operations, including recruiting and retaining qualified employees, locating adequate facilities and establishing useful business support relationships in the local community;

•	compliance with varying international regulatory requirements;

•	securing international distribution, marketing and sales capabilities;

•	adequate protection of our intellectual property rights;

•	difficulties and costs associated with complying with a wide variety of complex international laws and treaties;

•	legal uncertainties and potential timing delays associated with tariffs, export licenses and other trade barriers;

•	adverse tax consequences;

•	the fluctuation of conversion rates between foreign currencies and the U.S. dollar; and

•	geopolitical risks.
      If we are unable to successfully manage our international operations, we may incur significant unanticipated costs and delays in regulatory approval or commercialization of HEPLISAV and therapeutic product candidates, as well as other product candidates that we may choose to commercialize internationally, which would impair our ability to generate revenues.
We use hazardous materials in our business. Any claims or liabilities relating to improper handling, storage or disposal of these materials could be time consuming and costly to resolve.
      Our research and product development activities involve the controlled storage, use and disposal of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. We are currently in compliance with all government permits that are required for the storage, use and disposal of these materials. However, we cannot eliminate the risk of accidental contamination or injury to persons or property from these materials. In the event of an accident related to hazardous materials, we could be held liable for damages, cleanup costs or penalized with fines, and this liability could exceed the limits of our insurance policies and exhaust our internal resources. We may have to incur significant costs to comply with future environmental laws and regulations.
We face product liability exposure, which, if not covered by insurance, could result in significant financial liability.
      While we have not experienced any product liability claims to date, the use of any of our product candidates in clinical trials and the sale of any approved products will subject us to potential product liability claims and may raise questions about a product’s safety and efficacy. As a result, we could experience a delay in our ability to commercialize one or more of our product candidates or reduced sales of any approved product candidates. In addition, a product liability claim may exceed the limits of our insurance policies and exhaust our internal resources. We have obtained limited product liability insurance coverage in the amount of $1 million for each occurrence for clinical trials with umbrella coverage of an additional $4 million. This coverage may not be adequate or may not continue to be available in sufficient amounts, at an acceptable cost or at all. We also may not be able to obtain commercially reasonable product liability insurance for any product approved for marketing in the future. A product liability claim, product recalls or other claims, as well as any claims for uninsured liabilities or in excess of insured liabilities, would divert our management’s attention from our business and could result in significant financial liability.
If the combination of patents, trade secrets and contractual provisions that we rely on to protect our intellectual property is inadequate, the value of our product candidates will decrease.
      Our success depends on our ability to:

•	obtain and protect commercially valuable patents or the rights to patents both domestically and abroad;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from successfully challenging or infringing our proprietary rights.
      We will be able to protect our proprietary rights from unauthorized use only to the extent that these rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our proprietary rights by filing and prosecuting United States and foreign patent applications. However, in certain cases such protection may be limited, depending in part on existing patents held by third parties, which may only allow us to obtain relatively narrow patent protection. In the United States, legal standards relating to the validity and scope of patent claims in the biopharmaceutical field can be highly uncertain, are still evolving and involve complex legal and factual questions for which important legal principles remain unresolved.
      The biopharmaceutical patent environment outside the United States is even more uncertain. We may be particularly affected by this uncertainty, given that several of our product candidates may initially address market opportunities outside the United States. For example, we expect to market HEPLISAV, if approved, in various foreign countries with high incidences of hepatitis B, including Canada, Europe and selected markets in Asia, where we may only be able to obtain limited patent protection.
      The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents that are issued may not provide meaningful protection;

•	our issued patents may not provide a basis for commercially viable products or may not be valid or enforceable;

•	we might not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us or our collaborators may not provide a competitive advantage;

•	patents issued to other companies, universities or research institutions may harm our ability to do business;

•	other companies, universities or research institutions may independently develop similar or alternative technologies or duplicate our technologies and commercialize discoveries that we attempt to patent; and

•	other companies, universities or research institutions may design around technologies we have licensed, patented or developed.
      We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to protect our trade secrets adequately. Any leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets. If we are unable to adequately obtain or enforce proprietary rights we may be unable to commercialize our products, enter into collaborations, generate revenues or maintain any advantage we may have with respect to existing or potential competitors.
We rely on our licenses from the Regents of the University of California. Impairment of these licenses or our inability to maintain them would severely harm our business.
      Our success depends upon our license arrangements with the Regents of the University of California. These licenses are critical to our research and product development efforts. Our dependence on these licenses subjects us to numerous risks, such as disputes regarding the invention and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us and the Regents of the University of California, or scientific collaborators. Additionally, our agreements with the Regents of the University of California generally contain diligence or milestone-based termination provisions. Our failure to meet any obligations pursuant to these provisions could allow the Regents of the University of California to terminate any of these licensing agreements or convert them to non-exclusive licenses. In addition, our license agreements with the Regents of the University of California may be terminated or may expire by their terms, and we may not be able to maintain the exclusivity of these licenses. If we cannot maintain licenses that are advantageous or necessary to the development or the commercialization of our product candidates, we may be required to expend significant time and resources to develop or license similar technology.
We will need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.
      As a public company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to comply with new reporting requirements. Compliance with Section 404 will apply in 2005, and Section 404 reporting will first occur in our Form 10-K for our fiscal year ending December 31, 2005. There can be no assurance that we will be able to complete a favorable assessment as to the adequacy of our internal control reporting.
The adoption of Statement of Financial Accounting Standard No. 123R and changes to existing accounting pronouncements, rules or practices may affect how we conduct our business and affect our reported financial results.
      On December 16, 2004, the Financial Accounting Standards Board issued Financial Accounting Standard (FAS) No. 123R (revised 2004), “Share-Based Payment” which will require us to measure compensation costs for all stock-based compensation at fair value. We will adopt FAS No. 123R as of January 1, 2006. Adoption of FAS No. 123R will have a material impact on our financial statements, as we will be required to record compensation expense in our statement of operations for stock option grants and stock purchases under our employee stock purchase plan, rather than disclose the impact on our net loss within our footnotes, as is our current practice. The impact of adoption of FAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Changes to existing rules, current practices, or future changes, if any, may adversely affect our reported financial results or the way we conduct our business.

Risks Relating to this Offering
Our stock price is subject to volatility, and your investment may suffer a decline in value.
      The market prices for securities of biopharmaceutical companies have in the past been, and are likely to continue in the future to be, very volatile. The market price of our common stock is subject to substantial volatility depending upon many factors, many of which are beyond our control, including:

•	progress or results of any of our clinical trials, in particular any announcements regarding the progress or results of our planned Phase III trials for TOLAMBA and HEPLISAV;

•	progress of regulatory approval of our product candidates, in particular TOLAMBA and HEPLISAV, and compliance with ongoing regulatory requirements;

•	our ability to establish collaborations for the development and commercialization of our product candidates;

•	market acceptance of our product candidates;

•	our ability to raise additional capital to fund our operations, whether through the issuance of equity securities or debt;

•	technological innovations, new commercial products or drug discovery efforts and preclinical and clinical activities by us or our competitors;

•	changes in our intellectual property portfolio or developments or disputes concerning the proprietary rights of our products or product candidates;

•	our ability to obtain component materials and successfully enter into manufacturing relationships for our product candidates or establish manufacturing capacity on our own;

•	our ability to form strategic partnerships or joint ventures;

•	maintenance of our existing licensing agreements with the Regents of the University of California;

•	changes in government regulations;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	general economic conditions and other external factors;

•	actual or anticipated fluctuations in our quarterly financial and operating results; and

•	degree of trading liquidity in our common stock.
      One or more of these factors could cause a decline in the price of our common stock. In addition, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because we have experienced greater than average stock price volatility, as have other biotechnology companies in recent years. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs, and divert management’s attention and resources, which could harm our business, operating results and financial conditions.
This offering will cause dilution in net tangible book value.
      Purchasers in this offering will experience immediate and substantial dilution in net tangible book value of $3.85 per share (based upon an assumed public offering price of $6.70 per share). Additional dilution is likely to occur upon the exercise of options or warrants granted by us. To the extent we raise additional capital by issuing equity securities, our stockholders may experience additional substantial dilution.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.
      We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree. Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.
Anti-takeover provisions of our certificate of incorporation, bylaws and Delaware law may prevent or frustrate a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.
      Provisions of our certificate of incorporation and bylaws may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting or other rights of the holders of our common stock. These provisions include:

•	authorizing our Board of Directors to issue additional preferred stock with voting rights to be determined by the Board of Directors;

•	limiting the persons who can call special meetings of stockholders;

•	prohibiting stockholder actions by written consent;

•	creating a classified board of directors pursuant to which our directors are elected for staggered three year terms;

•	providing that a supermajority vote of our stockholders is required for amendment to certain provisions of our certificate of incorporation and bylaws; and

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.
      In addition, we are subject to the provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our Board of Directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the accompanying prospectus, including the documents incorporated therein by reference, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of those terms or comparable terminology. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	The safety and efficacy of our clinical development programs;

•	The initiation and timing of our clinical trials;

•	The commercialization opportunities for our product candidates;

•	Our estimates regarding anticipated capital requirements and our needs for additional financing;

•	The commercial launch of any of our product candidates; and

•	Our expectations regarding licensing and strategic collaborations.
      Forward-looking statements involve risks and uncertainties, such as our objectives, forecasts, expectations and intentions. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all forward-looking statements in this prospectus supplement, in the accompanying prospectus, in the documents incorporated herein by reference and in any other public statements we make may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We expect to receive approximately $24.9 million in net proceeds from the sale of the 4,000,000 shares of common stock offered by us in this offering (approximately $28.7 million if the underwriters exercise their overallotment option in full), based on an assumed public offering price of $6.70 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
      We intend to use the net proceeds from this offering for general corporate purposes, including clinical trials, research and development expenses and general and administrative expenses.
      We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to temporarily invest the proceeds in short-term interest bearing instruments.

PRICE RANGE OF COMMON STOCK
      Our common stock has been quoted on The Nasdaq National Market under the symbol “DVAX” since our initial public offering on February 19, 2004. The following table shows the high and low per share prices of our common stock for the periods indicated.

	High	Low

2004
First Quarter	$9.98	$7.10
Second Quarter	9.35	5.14
Third Quarter	6.87	4.02
Fourth Quarter	8.80	4.75
2005
First Quarter	$8.48	$4.50
Second Quarter	4.97	3.44
Third Quarter	7.00	4.61
      On September 30, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $6.70 per share. On September 15, 2005, there were 113 holders of record of our common stock.
DIVIDEND POLICY
      We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in our business and therefore do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

DILUTION
      Our net tangible book value as of June 30, 2005 was approximately $57,150,000, or approximately $2.31 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of shares of common stock in this offering at an assumed public offering price of $6.70 per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2005 would have been approximately $82,042,00, or $2.85 per share. This represents an immediate increase in net tangible book value of $0.54 per share to existing stockholders and an immediate dilution in net tangible book value of $3.85 per share to purchasers of common stock in this offering.

Assumed public offering price per share		$6.70
Net tangible book value per share as of June 30, 2005	$2.31
Increase per share attributable to new investors	0.54

Net tangible book value per share after the offering		2.85

Dilution per share to new investors		$3.85

      The number of shares in the table above assumes no exercise of the underwriter’s overallotment option and excludes:

•	an aggregate of 2,477,195 shares of common stock issuable upon the exercise of options outstanding as of September 15, 2005 at a weighted average exercise price of $4.40 per share;

•	an additional 2,957,981 shares of common stock reserved for issuance as of September 15, 2005 under our 2004 Stock Incentive Plan;

•	461,308 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan as of September 15, 2005; and

•	84,411 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $6.18 per share.
      From July 1, 2005 through September 15, 2005, no shares of our common stock were issued upon exercise of options and 9,621 shares of our common stock were purchased under our 2004 Employee Stock Purchase Plan. We issued options to purchase 61,950 shares of our common stock at a weighted exercise price of $6.31, and options to purchase 7,812 shares of our common stock were cancelled and returned for issuance under our 2004 Stock Incentive Plan.

CAPITALIZATION
      The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the 4,000,000 shares of common stock offered by us at an assumed public offering price of $6.70 per share, less the underwriting discounts, commissions and estimated offering expenses payable by us.
      You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes incorporated by reference in the accompanying prospectus.

	June 30, 2005

		As
	Actual	Adjusted

	(Unaudited)
	(In thousands)
Shareholders’ equity:
Preferred stock: $0.001 par value; 5,000,000 shares authorized and no shares issued and outstanding at June 30, 2005	$—	$—
Common stock: $0.001 par value; 100,000,000 shares authorized at June 30, 2005; 24,747,817 shares issued and outstanding at June 30, 2005	25	29
Additional paid-in capital	159,126	184,014
Deferred stock compensation	(2,693)	(2,693)
Notes receivable from stockholders	(339)	(339)
Accumulated other comprehensive loss:
Unrealized loss on marketable securities available-for-sale	(120)	(120)
Cumulative translation adjustment	(4)	(4)
Accumulated deficit	(98,845)	(98,845)

Total shareholders’ equity	57,150	82,042

Total capitalization	$57,150	$82,042

      The number of shares in the table above excludes:

•	an aggregate of 2,477,195 shares of common stock issuable upon the exercise of options outstanding as of September 15, 2005 at a weighted average exercise price of $4.40 per share;

•	an additional 2,957,981 shares of common stock reserved for issuance as of September 15, 2005 under our 2004 Stock Incentive Plan;

•	461,308 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan as of September 15, 2005; and

•	84,411 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $6.18 per share.
      From July 1, 2005 through September 15, 2005, no shares of our common stock were issued upon exercise of options and 9,621 shares of our common stock were purchased under our 2004 Employee Stock Purchase Plan. During this same period, we issued options to purchase 61,950 shares of our common stock at a weighted exercise price of $6.31, and options to purchase 7,812 shares of our common stock were cancelled and returned for issuance under our 2004 Stock Incentive Plan.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus supplement, the underwriters named below have severally agreed to purchase and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite their names below:

Number
Underwriter	of Shares

Bear, Stearns & Co. Inc.
CIBC World Markets Corp.
Pacific Growth Equities, LLC

Total	4,000,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $           per share less than the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters. The total price to the public will be $          , the total underwriting discount will be $          and the total gross proceeds to us will be $          .
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 600,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed opposite the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed opposite the names of all underwriters in the preceding table. If the overallotment option is exercised in full, the total price to the public would be $          , the total underwriting discount would be $          and the total proceeds to us would be $          .
      The estimated offering expenses payable by us are approximately $          , not including the underwriting discount, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.
      We and each of our executive officers and directors and entities related to Care Capital and Interwest Partners, have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Bear, Stearns & Co. Specifically, we and these other individuals and entities have agreed not to directly or indirectly:

•	offer, sell, agree to offer of sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or file any registration statement with respect to any of the foregoing; or

•	Otherwise enter into any swap, derivative or other transaction or arrangement that transfer to another, in whole or in part, any economic consequence of ownership of the common stock, whether any such swap or transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day period after the date of this prospectus supplement, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (2) prior to the expiration of the 90-day period after the date of this prospectus supplement, we announce that we will release earnings during the 16-day period beginning on the last day of the 90-day period, the above restrictions will continue to apply to our executive officers and directors until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, subject to certain exceptions set forth in the agreement. Bear Stearns in its sole discretion may release any of the securities subject to lock-up agreements at any time without notice.
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing this offering that could adversely affect investors who purchase shares in this offering. In addition, in order to cover any overallotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      From time to time, Bear, Stearns & Co. Inc., CIBC World Markets Corp. and Pacific Growth Equities, LLC and their affiliates have provided, and may in the future provide, investment banking, commercial banking and financial advisory services to us, for which they have in the past received, and may in the future receive, customary fees.
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS
      Certain legal matters are being passed upon for us by Morrison & Foerster LLP, San Francisco, California. Latham & Watkins LLP, Menlo Park, California will pass upon certain legal matters for the underwriters.
EXPERTS
      The consolidated financial statements of Dynavax Technologies Corporation incorporated by reference in Dynavax Technologies Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS
$75,000,000
Common Stock
         We may offer and sell from time to time shares of our common stock in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering, with an aggregate initial offering price of up to $75,000,000. Each time we sell common stock, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.
We will sell these securities directly to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.
Our common stock trades on the Nasdaq National Market under the trading symbol “DVAX.” On September 30, 2005 the last reported sale price of our common stock was $6.70 per share. We recommend that you obtain current market quotations for our common stock prior to making an investment decision.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 3, 2005.

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock.

OVERVIEW
      We discover, develop and intend to commercialize innovative products to treat and prevent allergies, infectious diseases and chronic inflammatory diseases using versatile, proprietary approaches that alter immune system responses in highly specific ways. Our clinical development programs are based on immunostimulatory sequences (ISS), which are short DNA sequences that we believe enhance the ability of the immune system to fight disease and control chronic inflammation. The most advanced clinical programs in Dynavax’s ISS-based pipeline are a ragweed allergy immunotherapeutic and a hepatitis B vaccine.
      We have developed a novel injectable product candidate to treat ragweed allergy that we call AIC (Amb a1 ISS Conjugate). AIC has completed Phase II trials, and is currently completing a two-year Phase IIb clinical trial. At the end of 2004, we reported that the one-year interim analysis of this Phase IIb trial showed a clear positive trend relative to the trial’s major endpoint of nasal symptom scores, as well as other secondary endpoints, following the 2004 ragweed season. We intend to complete the Phase IIb clinical trial. In 2005, we initiated a clinical trial in ragweed allergic children designed to support our Phase III pivotal program. Pending the outcome of discussions with the U.S. Food and Drug Administration (FDA) and the results of the Phase IIb study, we plan to initiate a pivotal Phase III clinical program in early 2006.
      We have developed a product candidate for hepatitis B prophylaxis. A Phase IIb trial in subjects aged 40-70 who are more difficult to immunize with conventional vaccines has been conducted in Singapore. All patients in the trial have been treated and the final data analysis is being completed. In June 2005, the Company reported that top-line data from this trial showed that Dynavax’s vaccine demonstrated statistically significant superiority in protective antibody response and robustness of protective effect after three vaccinations when compared to GlaxoSmithKline’s Engerix-B® vaccine. The primary endpoint of the ongoing Phase IIb trial is seroprotection four weeks after administration of the third dose. Results from an earlier interim analysis of this Phase IIb trial showed that our vaccine demonstrated statistically significant superiority in protective antibody response and robustness of protective effect after two vaccinations when compared to GlaxoSmithKline’s Engerix-B vaccine. Results from a Phase II clinical trial in healthy adults aged 18-39 conducted in 2004 showed that our vaccine induced a more robust and durable antibody response than Engerix-B. In June 2005, we initiated a pivotal Phase III trial in the older, more difficult to immunize population in Asia. We anticipate initiating a second pivotal Phase III trial in younger adults in Canada and Europe in early 2006. We believe that strategic opportunities for our vaccine exist in selected countries worldwide. Our initial commercialization strategies will likely target these markets and focus on high-value, underserved populations. These populations include pre-hemodialysis patients, HIV and HCV positive patients, other populations with compromised immune systems as well as professionals in healthcare and law enforcement for whom achieving seroprotection quickly is critical.
      We have an inhaled therapeutic product candidate for treatment of asthma that has shown preliminary safety and pharmacology in a Phase IIa clinical trial. We intend to perform additional preclinical work to optimize the route of administration and regimen for the asthma clinical program and have postponed additional clinical trials in asthma. We have a cancer therapy that is currently in a Phase II clinical trial.
Other Information
      We were incorporated in California in August 1996 under the name Double Helix Corporation, and we changed our name to Dynavax Technologies Corporation in September 1996. We reincorporated in Delaware in 2001. Our principal offices are located at 2929 Seventh Street, Suite 100, Berkeley, California 94710-2753. Our telephone number is (510) 848-5100. Our Internet address is www.dynavax.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.
      Dynavax Technologies is a registered trademark of Dynavax Technologies Corporation. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

RISK FACTORS
      You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement, under the caption “Risk Factors” under Item 2 of Part I of our Form 10-Q for the quarter ended June 30, 2005, which is incorporated by reference in this prospectus, and any subsequent report that is incorporated by reference into this prospectus, before making an investment decision.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      The statements in this prospectus and the documents incorporated by reference contain forward-looking statements which are subject to a number of risks and uncertainties. All statements that are not historical facts are forward-looking statements, including statements about our business strategy, our future research and development, our preclinical and clinical product development efforts, the timing of the introduction of our products, the effect of GAAP accounting pronouncements, uncertainty regarding our future operating results and our profitability, anticipated sources of funds and all plans, objectives, expectations and intentions. These statements appear in a number of places and can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” or “certain” or the negative of these terms or other variations or comparable terminology, or by discussions of strategy.
      Our actual results may differ materially from the results expressed or implied by these forward-looking statements because of the risk factors and other factors disclosed in this prospectus and documents incorporated by reference. The risk factors may not be all of the factors that could cause actual results to vary materially from the forward-looking statements. The forward-looking statements made or incorporated in this prospectus relate only to circumstances as of the date on which the statements are made. Readers should not place undue reliance on these forward-looking statements and are cautioned that any such forward-looking statements are not guarantees of future performance. We assume no obligation to update any forward-looking statements.
USE OF PROCEEDS
      Unless otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the common stock under this prospectus for general corporate purposes, including clinical trials, research and development expenses, general and administrative expenses, and potential acquisitions of companies, products and technologies that complement our business. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities. Pending the application of the net proceeds, we intend to invest the net proceeds generally in short-term, investment grade, interest bearing securities.

PLAN OF DISTRIBUTION
      We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.
      We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.
      If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.
      If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.
      We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.
      We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the common stock from us at the public offering price set forth in the prospectus supplement. These purchases will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these purchases.
      To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
      The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
LEGAL MATTERS
      Morrison & Foerster LLP will pass upon the validity of the common stock offered by this prospectus for us.
EXPERTS
      The consolidated financial statements of Dynavax Technologies Corporation incorporated by reference in Dynavax Technologies Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT DYNAVAX AND THIS OFFERING
      We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the shares of common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at 100 F Street, N.E., in Washington, DC, 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov. In addition, you can read and copy our SEC filings at the office of The National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.
      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus modifies or supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, and information that we file later with the SEC also will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date we filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections.
      The following documents filed with the SEC are incorporated by reference in this prospectus:
      1. Our annual report on Form 10-K for the year ended December 31, 2004, filed on March 18, 2005;
      2. Our quarterly reports on Form 10-Q for the periods ended March 31, 2005, filed on May 9, 2005, and June 30, 2005, filed on August 9, 2005;
      3. Our current reports on Form 8-K filed on January 5, 2005, January 26, 2005, March 18, 2005, April 18, 2005, August 19, 2005 and August 23, 2005; and
      4. The description of our common stock set forth in the registration statement on Form S-1 (Registration No. 333-109965) filed on February 5, 2004.
      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Jane M. Green, Ph.D., Vice President, Corporate Communications, 2929 Seventh Street, Suite 100, Berkeley, CA 94710-2753, (510) 848-5100.

4,000,000
Common Stock

PROSPECTUS SUPPLEMENT

                            , 2005
Bear, Stearns & Co. Inc.
CIBC World Markets
Pacific Growth Equities, LLC